U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of October 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Semi-Annual Report, filed on September 26, 2003, with the Kanto Local Finance Bureau

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 10, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

On September 26, 2003 (Japan time), the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan.

I. Corporate Information
(1) Consolidated Financial Summary
(2) Principal Business
(3) Changes in Subsidiaries and Affiliated Companies
(4) Number of Employees
II. The Business
(1) Operating Results
(2) Production, Orders and Sales
(3) Company Priorities
(4) Material Contracts
(5) Research and Development
III. Property, Plant, and Equipment
(1) Capital Investment
(2) Prospect of Capital Investment
IV. Conditions of Reporting Company
(1) Condition of Shares
(2) Stock Price Trend
(3) Condition of Directors and Corporate Officers
V. Financial Statements

I. Corporate Information

(4) Number of Employees

The number of employees of Trend Micro and its subsidiaries by the department are summarized as follows:

As of June 30, 2003
Sales	453
Marketing	206
Technical support	435
Research and development	479
Administrative	347

Total	1,920

Notes:

1.	The number of employees represents the number of full-time employees.

2.	The number of employees increased by 83 from the end of previous fiscal year mainly due to recruiting to extend Trend Micro’s business scale.

IV. Conditions of Reporting Company

(1) Condition of Shares

Share Information

1. Authorized Share Capital

Type	Authorized Share Capital (share)
Common Stock	250,000,000

Total	250,000,000

2. Issued Shares

	As of June 30, 2003	As of September 26, 2003
Number of Shares Issued (share)	132,503,417	132,503,417

Stock Options

1. Stock Acquisition Rights

	Number of Shares Outstanding as of June 30, 2003 (share)	Number of Shares Outstanding as of August 31, 2003 (share)	Exercise Price per Share (Yen)
Stock Acquisition Right (10th plan)	1,999,500	1,999,500	2,230
Stock Acquisition Right (11th plan)	2,500,000	2,500,000	1,955

2. Stock Option under the Former Japanese Commercial Code

	Number of Shares Outstanding as of June 30, 2003 (share)	Number of Shares Outstanding as of August 31, 2003 (share)	Exercise Price per Share (Yen)
Stock Option under the Former Japanese Commercial Code	707,000	707,000	5,760

3. Warrants

	Subscription Rights Outstanding as of June 30, 2003 (thousands of Yen)	Subscription Rights Outstanding as of August 31, 2003 (thousands of Yen)	Exercise Price per Share (Yen)
6th Series of Warrants	4,955,000	4,955,000	5,675
7th Series of Warrants	1,475,000	1,475,000	5,760
8th Series of Warrants	5,996,000	5,996,000	2,590
9th Series of Warrants	3,998,000	3,998,000	3,450

Changes in Issued Shares and Common Stock

Date	Number of Shares Issued (shares)	Common Stock (thousands of Yen)
December 31, 2002	132,503,417	7,257,059
June 30, 2003	132,503,417	7,257,059

Major Shareholders

	As of June 30, 2003
Name	Number of Shares Owned (Thousands of Shares)	Percent of Number of Shares Issued (%)
Trueway Company Limited	23,418	17.67
Gainway Enterprises Limited	11,392	8.59
MLPFS Custody Account No. 2	11,066	8.35
Japan Trustee Services Bank, Ltd. (Trust Account)	5,586	4.21
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,398	4.07
Ming-Jang Chang	5,208	3.93
UFJ Trust Bank Limited (Trust Account A)	4,182	3.15
JP Morgan Chase Oppenheimer Funds JASDEC Account	2,686	2.02
State Street Bank and Trust Company	2,529	1.90
Mitsui Asset Trust and Banking Company, Limited (Mutual Fund Trustee)	1,979	1.49

Total	73,447	55.43

Treasury Stock

As of June 30, 2003
Number of Shares Held by the Company (share)	1,456,500

(2) Stock Price Trend

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of the fiscal year 2003:

	January	February	March	April	May	June
High (Yen)	2,250	2,265	1,983	1,790	2,070	2,135
Low (Yen)	1,901	1,955	1,614	1,403	1,428	1,784

V. Financial Statements

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Except December 31, 2002, all balances unaudited)

ASSETS

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2002	December 31, 2002	June 30, 2003	June 30, 2003
Current assets:
Cash and cash equivalents	(Yen) 45,990,588	(Yen) 47,829,821	(Yen) 42,654,956	$355,458
Time deposits	64,796	65,722	65,895	549
Marketable securities	2,220,115	2,747,471	9,198,296	76,652
Notes and accounts receivable, trade- less allowance for doubtful accounts and sales return of ¥1,389,080, ¥962,037 and ¥908,956 ($7,575)	9,351,860	11,325,041	9,077,624	75,647
Inventories	371,790	363,848	143,475	1,196
Deferred income taxes	3,313,136	4,044,672	4,383,944	36,533
Prepaid expenses and other current assets	1,218,177	798,243	1,097,087	9,142

Total current assets	62,530,462	67,174,818	66,621,277	555,177

Investments and other assets:
Securities investments	1,254,689	690,732	597,564	4,980
Investment in and advances to affiliated companies	87,515	96,117	103,872	866
Software development costs	540,201	936,058	708,208	5,902
Other intangibles	393,495	361,028	398,598	3,322
Deferred income taxes	1,097,533	1,548,313	1,681,569	14,013
Other	940,301	1,086,254	1,130,687	9,421

Total investments and other assets	4,313,734	4,718,502	4,620,498	38,504

Property and equipment:
Office furniture and equipment	2,420,444	2,619,820	2,922,056	24,351
Other properties	1,030,911	1,101,268	1,010,080	8,417

	3,451,355	3,721,088	3,932,136	32,768
Less: Accumulated depreciation	(1,504,072)	(1,776,409)	(2,016,352)	(16,803)

Total property and equipment	1,947,283	1,944,679	1,915,784	15,965

Total assets	(Yen) 68,791,479	(Yen) 73,837,999	(Yen) 73,157,559	$609,646

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Except December 31, 2002, all balances unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2002	December 31, 2002	June 30, 2003	June 30, 2003
Current liabilities:
Current portion of long-term debt	(Yen) 8,000,000	(Yen) 5,000,000	(Yen) 6,500,000	$54,167
Notes payable, trade	388,051	85,035	94,611	788
Accounts payable, trade	918,963	1,014,215	986,193	8,218
Accounts payable, other	1,112,339	1,201,675	1,286,402	10,720
Withholding income taxes	171,992	183,663	437,663	3,647
Accrued expenses	1,873,023	1,807,241	1,941,800	16,182
Accrued income and other taxes	2,131,466	4,089,169	3,232,548	26,938
Deferred revenue	11,159,665	13,484,252	15,067,937	125,566
Other	466,106	573,068	220,188	1,835

Total current liabilities	26,221,605	27,438,318	29,767,342	248,061

Long-term liabilities:
Long term debt	6,500,000	6,500,000	—	—
Deferred revenue	857,572	2,188,460	3,061,910	25,516
Accrued pension and severance costs	306,631	356,044	437,021	3,642
Other	163,180	210,947	255,113	2,126

Total long-term liabilities	7,827,383	9,255,451	3,754,044	31,284

Shareholders’ equity:
Common stock
Authorized
-June 30, 2002 250,000,000 shares (no par value)
-December 31, 2002 250,000,000 shares (no par value)
-June 30, 2003 250,000,000 shares (no par value)
Issued
-June 30, 2002 132,492,510 shares	7,240,080
-December 31, 2002 132,503,417 shares		7,257,060
-June 30, 2003 132,503,417 shares			7,257,060	60,476
Additional paid-in capital	13,036,859	13,021,554	12,936,584	107,805
Retained earnings	14,920,479	18,986,701	22,294,463	185,787
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	(396,267)	(83,877)	66,163	551
Cumulative translation adjustments	190,795	285,079	531,776	4,431

	(205,472)	201,202	597,939	4,982

Treasury stock, at cost
-June 30, 2002 72,654 shares	(249,455)
-December 31, 2002 820,442 shares		(2,322,287)
-June 30, 2003 1,456,770 shares			(3,449,873)	(28,749)

Total shareholders’ equity	34,742,491	37,144,230	39,636,173	330,301

Commitments and contingent liabilities	—	—	—	—

Total liabilities and shareholders’ equity	(Yen) 68,791,479	(Yen) 73,837,999	(Yen) 73,157,559	$609,646

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

( Unaudited )

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2003
	2002	2003
Net sales	(Yen) 20,507,019	(Yen) 22,309,642	$185,914
Cost of sales	1,195,693	1,528,771	12,740

Gross profit	19,311,326	20,780,871	173,174

Operating expenses:
Selling	7,254,125	8,015,856	66,799
Research and development	1,838,592	1,929,219	16,077
Customer support	1,769,002	2,402,122	20,018
General and administrative	2,099,362	2,611,807	21,764

	12,961,081	14,959,004	124,658

Operating income	6,350,245	5,821,867	48,516

Other income (expenses):
Interest income	185,155	206,035	1,717
Interest expense	(157,560)	(114,829)	(957)
Loss on sales of marketable securities	(58,421)	—	—
Impairment of securities investments	—	(7,360)	(61)
Foreign exchange (loss) gain, net	(95,126)	134,469	1,120
Other income (expense), net	181,563	(162,948)	(1,358)

	55,611	55,367	461

Income before income taxes and equity in gain of affiliated companies	6,405,856	5,877,234	48,977

Income taxes:
Current	2,969,102	3,145,367	26,211
Deferred	(215,107)	(568,140)	(4,734)

	2,753,995	2,577,227	21,477

Income from consolidated companies	3,651,861	3,300,007	27,500
Equity in gain of affiliated companies	2,587	7,755	65

Net income	(Yen) 3,654,448	(Yen) 3,307,762	$27,565

	Yen	Yen	U.S. dollars
Per share data:
Net income - basic	(Yen) 27.65	(Yen) 25.04	$0.21
- diluted	27.53	—	—

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

( Unaudited )

	(Thousands of yen)		Thousands of U.S. dollars
	For the six months ended June 30		For the six months ended June 30,
	2002	2003	2003
Net income	(Yen) 3,654,448	(Yen) 3,307,762	$27,565

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on debt and equity securities:
Unrealized holding (losses) gains arising during period	(206,134)	160,406	1,336
Less reclassification adjustment for losses(gains) included in net income	58,098	101,133	843

	(148,036)	261,539	2,179
Foreign currency translation adjustments	(658,078)	246,697	2,056

Other comprehensive income, before tax	(806,114)	508,236	4,235
Income tax expense related to items of other comprehensive income	62,249	(111,499)	(929)

Other comprehensive income, net of tax	(743,865)	396,737	3,306

Comprehensive income	(Yen) 2,910,583	(Yen) 3,704,499	$30,871

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

( Unaudited )

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30,
	2002	2003	2003
	(Yen)	(Yen)
Common stock:
Balance at beginning of period	6,833,678	7,257,060	$60,476
Exercise of stock purchase warrants	406,402	—	—

Balance at end of period	7,240,080	7,257,060	60,476

Additional paid-in capital:
Balance at beginning of period	12,144,908	13,021,554	108,513
Tax benefit from exercise of non-qualified stock warrants	492,028	(84,970)	(708)
Loss on sales of treasury stock, net of tax	(6,466)	—	—
Exercise of stock purchase warrants	406,389	—	—

Balance at end of period	13,036,859	12,936,584	107,805

Retained earnings:
Balance at beginning of period	11,277,576	18,986,701	158,222
Net income	3,654,448	3,307,762	27,565
Stock issue costs, net of tax	(11,545)	—	—

Balance at end of period	14,920,479	22,294,463	185,787

Net realized gain (loss) on debt and equity securities:
Balance at beginning of period	(310,480)	(83,877)	(699)
Net change during the period	(85,787)	150,040	1,250

Balance at end of period	(396,267)	66,163	551

Cumulative translation adjustments:
Balance at beginning of period	848,873	285,079	2,375
Aggregate translation adjustments for the period	(658,078)	246,697	2,056

Balance at end of period	190,795	531,776	4,431

Treasury stock, at cost:
Balance at beginning of period	(28,529)	(2,322,287)	(19,352)
Purchase of treasury stock	(227,392)	(1,127,586)	(9,397)
Sales of treasury stock	6,466	—	—

Balance at end of period	(249,455)	(3,449,873)	(28,749)

Total shareholders’ equity	(Yen) 34,742,491	(Yen) 39,636,173	$330,301

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

( Unaudited )

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30,
	2002	2003	2003
	(Yen)	(Yen)
Cash flows from operating activities:
Net income	3,654,448	3,307,762	$27,565
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	950,428	1,106,517	9,221
Pension and severance costs, less payments	31,592	80,842	674
Deferred income taxes	(215,107)	(568,140)	(4,734)
Loss on sales of marketable securities	58,421	—	—
Impairment of securities investments	—	7,360	61
Equity in gain of affiliated companies	(2,587)	(7,755)	(65)
Changes in assets and liabilities:
Increase in deferred revenue	2,059,265	2,033,045	16,942
Decrease in accounts receivable, net of allowances	1,817,470	2,488,094	20,734
(Increase) decrease in inventories	(141,097)	219,748	1,831
Increase (decrease) in notes and accounts payable, trade	585	(32,030)	(267)
Decrease in accrued income and other taxes	(1,227,563)	(856,478)	(7,137)
Decrease (increase) in other current assets	122,017	(67,865)	(566)
Decrease in accounts payable, other	(341,474)	(98,894)	(824)
Increase in other current liabilities	151,475	52,313	436
Increase in other assets	(630,586)	(280,659)	(2,339)
Other	(12,002)	111,933	933

Net cash provided by operating activities	6,275,285	7,495,793	62,465

Cash flows from investing activities:
Payments for purchases of property and equipment	(466,537)	(483,462)	(4,029)
Software development cost	(263,370)	(356,809)	(2,973)
Payments for purchases of other intangibles	(162,327)	(111,050)	(925)
Proceeds from sales of marketable securities	152,316	—	—
Proceeds from maturities of marketable securities	—	1,700,000	14,166
Payments for purchases of marketable securities and security investments	(681,974)	(7,862,856)	(65,524)
Proceeds from / (Payments for) time deposits	5,971	(173)	(1)

Net cash used in investing activities	(1,415,921)	(7,114,350)	(59,286)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock warrants	801,246	—	—
Tax benefit from exercise of non-qualified stock warrants	492,028	(84,970)	(708)
Proceeds from issuance of bonds	4,000,000	—	—
Purchase of treasury bonds	(4,008,800)	—	—
Redemption of bonds	—	(5,000,000)	(41,667)
Purchase of treasury stock, net	(220,926)	(1,127,586)	(9,397)
Other	(6,745)	—

Net cash provided / (used) by financing activities	1,056,803	(6,212,556)	(51,772)

Effect of exchange rate changes on cash and cash equivalents	(708,229)	656,248	5,469

Net increase (decrease) in cash and cash equivalents	5,207,938	(5,174,865)	(43,124)
Cash and cash equivalents at beginning of period	40,782,650	47,829,821	398,582

Cash and cash equivalents at end of period	(Yen) 45,990,588	(Yen) 42,654,956	$355,458

Supplementary information of cash flow:
Payment for interest expense	161,755	117,289	977
Payment for income taxes	3,624,846	3,935,610	32,797

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL INFORMATION

( Unaudited )

1. Basis of presentation

The unaudited interim financial information of Trend Micro Incorporated and its subsidiaries (collectively “the Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, the interim financial statements include all adjustments, which are of a normal recurring nature, that are necessary for a fair statement of the results for the six-month period. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results for the year ended December 31, 2003.

2. Summary of significant accounting policies

(1) Significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a separate component of shareholders’ equity.

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post- contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary services. Royalty revenue is represented by the fee via ‘Application service provider’ and ‘Internet service provider’ and supplementary services is represented by the services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries. The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured and it is recognized upon receipt of cash if collection is not assured.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered. At this time it depends on each transaction whether the Company or the intermediaries have either a binding purchase order or signed license agreement of their end-users. After sale, the Company may approve certain returns from intermediaries or end-users. Therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue. It is ordinary that returns from intermediaries result from holding neither a binding purchase order nor signed license agreement of their end-users. These returns primarily result from retail package sales.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of shareholders’ equity, net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 3 to 5 years for office furniture and equipment, and from 4 to 24 for other properties.

Goodwill and intangibles

From the fiscal year beginning January 1, 2002, the Company adopted FAS No.142 “Goodwill and Other Intangible Assets” which supersedes APB No. 17 “Intangible assets.” FAS No.142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The new rule also prohibits the amortization of goodwill associated with business combinations that close after June 30, 2001. This new requirement will impact future period net income by an amount adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. Although FAS No.142 requires to perform an initial transition impairment test in 2002, the Company did not have any goodwill balances as of June 30, December 31, 2002 and June 2003, respectively. The adoption of FAS No.142 did not have a material effect on the Company’s financial position and results of operations.

Intangibles, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the current estimated economic lives of the products, generally up to a twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Long-lived assets

From the fiscal year beginning January 1, 2002, the Company adopted FAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 addresses significant issues relating to the implementation of FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and develops a single accounting model, based on the framework established in FAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. FAS No. 144 also modifies the accounting and reporting rules for discontinued operations. The adoption of FAS No.144 did not have a material effect on the Company’s financial position and results of operations.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees.” The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”.

In December 2002, FASB issued FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.” FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

Further, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. From the fiscal year beginning January 1, 2002, the Company adopted this standard.

Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market.

The Company adopted FAS No.133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” FAS No.133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No.133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The adoption of the new standard did not have an effect on the Company’s financial position and results of operations.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company made a free distribution of common stock to its shareholders which was accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

(2) Recent pronouncements:

In November 2002, the EITF reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 and early application of this consensus is permitted. The Company will adopt EITF No. 00-21 in the second half beginning July 1, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The Company is currently evaluating the impact of adopting this guidance.

In January 2003, FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of ARB No. 51 and applies immediately to Variable Interest Entities (VIEs) created after January 31, 2003 and to VIEs in which an interest is obtained after that date. FIN No. 46 also requires disclosure of VIEs in all financial statements initially issued after January 31, 2003, if it is reasonably possible that the company will consolidate or disclose information about a VIE when this interpretation becomes effective, regardless of the date on which the VIE was created. The Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of the interpretation.

In April 2003, FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Except for certain provisions, FAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. The standard is not expected to have a material effect on the Company’s financial position and results of operations.

In May 2003, FASB issued FAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” FAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. FAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The standard is not expected to have a material effect on the Company’s financial position and results of operations.

(3) Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at June 30, 2003 ((Yen)120.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Cash and cash equivalents

Cash and cash equivalents as of June 30 and December 31, 2002 and June 30, 2003 were as follows:

	(Thousands of yen)
	June 30, 2002	December 31, 2002	June 30, 2003
Cash	(Yen) 35,591,312	(Yen) 46,100,465	(Yen) 40,192,122
Time deposits with original maturities of three months or less	10,399,276	1,729,356	2,462,834

	45,990,588	47,829,821	42,654,956

(Thousands of U.S. dollars)
June 30, 2003
Cash	$334,934
Time deposits with original maturities of three months or less	20,524

355,458

5. Marketable securities and securities investments

Cash equivalents, marketable securities and securities investments include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of June 30, December 31, 2002 and June 30, 2003, were as follows:

	Thousands of yen
	June 30, 2002
		Gross unrealized
	Cost	Gains	Losses	Fair value
Available for sale:
Mutual funds	(Yen) 960,806	(Yen) —	(Yen) 253,417	(Yen) 707,389
Equity securities	875,393	—	245,989	629,404
Debt securities	2,247,675	—	109,664	2,138,011

Total	(Yen) 4,083,874	(Yen) —	(Yen) 609,070	(Yen) 3,474,804

	Thousands of yen
	December 31, 2002
		Gross unrealized
	Cost	Gains	Losses	Fair value
Available for sale:
Mutual funds	(Yen) 536,380	(Yen) —	(Yen) —	(Yen) 536,380
Equity securities	154,352	—	—	154,352
Debt securities	2,892,212	—	144,741	2,747,471

Total	(Yen) 3,582,944	(Yen) —	(Yen) 144,741	(Yen) 3,438,203

	Thousands of yen
	June 30, 2003
		Gross unrealized
	Cost	Gains	Losses	Fair value
Available for sale:
Mutual funds	(Yen) 3,423,541	(Yen) 54,267	(Yen) —	(Yen) 3,477,808
Equity securities	146,992	—	374	146,618
Debt securities	6,108,529	62,905	—	6,171,434

Total	(Yen) 9,679,062	(Yen) 117,172	(Yen) 374	(Yen) 9,795,860

	Thousands of U.S. dollars
	June 30, 2003
		Gross unrealized
	Cost	Gains	Losses	Fair value
Available for sale:
Mutual funds	$28,530	$452	$—	$28,982
Equity securities	1,225	—	3	1,222
Debt securities	50,904	524	—	51,428

Total	$80,659	$976	$3	$81,632

Proceeds from sales and realized losses on sales of “available-for-sale” securities for the six months ended June 30,2002 were (Yen) 152,316 thousand and (Yen) 58,421 thousand, respectively. There are no sales of “available-for-sale” securities for the six months ended June 30, 2003.

Proceeds from maturities of marketable securities for the six months ended June 30, 2003 was (Yen) 1,700,000 thousand ($14,166 thousand) however no gains / losses were recognized regarding those transactions. There were no proceeds from maturities of marketable securities for the six months ended June 30, 2002.

6. Stock Option

Based on the Company’s 2000, 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK or the public.

	The end of warrant exercise period	Exercise price per share (Yen)
5 round bond with detachable warrants	June 19, 2003	7,850
6 round bond with detachable warrants	March 12, 2004	5,675
7 round bond with detachable warrants	May 28, 2004	5,760
8 round bond with detachable warrants	November 12, 2004	2,590
9 round bond with detachable warrants	April 11, 2006	3,450

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to SOFTBANK or the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB No. 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2002	5,240
Granted	—
Exercised	—
Redeemed	(637)
Cancelled	—
Outstanding at June 30, 2003	4,603

The grants based on 5 round, 6 round, 7 round, 8 round, and 9 round bonds with detachable warrants did not result in deferred compensation.

In July 1999, the subsidiary in the United States introduced the U.S. program of the Company’s incentive plan. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company’s common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB 25. Option activity under the U.S. program was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2002	1,350
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at June 30, 2003	1,350

The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. The weighted average exercise price per share for the option granted for the six month ended June 30, 2003 was (Yen)2,980. Consequently, the grants of the option did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan as subscription right method, which qualified under Article 280-19 of the unrevised Japanese Commercial Code. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 16, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009. Option activity under this plan was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2002	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at June 30, 2003	707

The grants of options to the directors and employees were accounted for under APB No.25. The exercise price per share for the options granted of (Yen)5,760 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12, 2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Option activity under this plan was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2002	—
Granted	4,500
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at June 30, 2003	4,500

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003 and (Yen)1,955 issued on May 28, 2003 was determined as equivalent to the fair market value of the Company’s share at the time of the grants.

Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

7. Income taxes

On March 31, 2003, the Law to Partially Revise the Local Tax Law was promulgated, which will introduce the pro forma standard taxation system on April 1, 2004, for one-fourth of the corporate enterprise tax assessed on income where the tax is determined by a value-added assessment rate applied to wages paid and by a capital assessment rate applied to capital. As a result of the decrease in the effective tax rate used in deferred tax expenses, when compared with the effective tax rate applied before this revision, the revision did not have a material effect on the Company’s net deferred tax assets and net income.

8. Short-term borrowings and long-term debt

At June 30, 2003, the Company had unused lines of credit amounting to (Yen)700,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2002	December 31, 2002	June 30, 2003	June 30, 2003
	(Yen)	(Yen)	(Yen)
Unsecured 2.5% bonds, due 2002 with detachable warrants	3,800,000	—	—	$—
Unsecured 2.1% bonds, due 2003 with detachable warrants	5,000,000	5,000,000	—	—
Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	5,000,000	5,000,000	41,667
Unsecured 1.5% bonds, due 2004 with detachable warrants	1,500,000	1,500,000	1,500,000	12,500
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	6,000,000	6,000,000	50,000
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000	4,000,000	33,333

	25,300,000	21,500,000	16,500,000	137,500
Less – treasury bonds:
Unsecured 2.5% bonds, due 2002 with detachable warrants	(800,000)	—	—	—
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	(6,000,000)	(6,000,000)	(50,000)
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	(4,000,000)	(33,333)

	14,500,000	11,500,000	6,500,000	54,167
Less – portion due within one year	(8,000,000)	(5,000,000)	(6,500,000)	(54,167)

	(Yen) 6,500,000	(Yen) 6,500,000	(Yen) —	$—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code, restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. Losses on the repurchase transaction were (Yen)8,800 thousand and were charged to income as other expenses for the six months ended June 30, 2002. There are no repurchase transactions for the six months ended June 30, 2003.

9. Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However, ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market with changes in value recognized in other income or expense.

At June 30, 2002, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen) 8,722 thousand. At December 31, 2002, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen) 7,493 thousand. At June 30, 2003, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)5,971 thousand ($50 thousand). The fair value of interest rate swap arrangement and the interest rate cap arrangement are estimated based on the discounted amounts of future net cash flows.

10. Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At June 30, 2002, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)14,500,000 thousand and (Yen)14,544,301 thousand, respectively. At December 31, 2002, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen) 11,500,000 thousand and (Yen) 11,524,870 thousand, respectively. At June 30, 2003, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)6,500,000 thousand ($54,167 thousand) and (Yen)6,506,430 thousand ($54,220 thousand), respectively.

The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

11. Segment Information

The Company and its subsidiaries operate in one segment in the “Security software business”. The following geographic disclosure is based on the location of the Company or the relevant consolidated subsidiary.

	(Thousands of yen)
	For the six months ended June 30, 2002 (From January 1, 2002 to June 30, 2002)
	Japan	North America	Europe	Asia Pacific	Latin America	Total	Eliminations and Corporate	Consoli- dated
I Sales and operating income/loss
Sales:
(1) Sales to third parties	(Yen) 8,570,556	(Yen) 4,667,440	(Yen) 4,681,702	(Yen) 1,984,284	(Yen) 603,037	(Yen) 20,507,019	(Yen) —	(Yen) 20,507,019
(2) Intersegment sales	4,126,130	2,603,594	25,884	1,541,443	—	8,297,051	(8,297,051)	—

Total	12,696,686	7,271,034	4,707,586	3,525,727	603,037	28,804,070	(8,297,051)	20,507,019

Operating expenses	2,900,145	6,367,554	4,767,830	3,315,177	560,805	17,911,511	(3,754,737)	14,156,774

Operating income(loss)	9,796,541	903,480	(60,244)	210,550	42,232	10,892,559	(4,542,314)	6,350,245

Long-lived assets (Eliminated)	1,775,262	617,823	430,815	976,137	21,243	3,821,280	—	3,821,280

	(Thousands of yen)
	For the six months ended June 30, 2003 (From January 1, 2003 to June 30, 2003)
	Japan	North America	Europe	Asia Pacific	Latin America	Total	Eliminations and Corporate	Consoli- dated
I Sales and operating income/loss
Sales:
(1) Sales to third parties	(Yen) 9,530,315	(Yen) 4,461,668	(Yen) 5,474,014	(Yen) 2,169,675	(Yen) 673,970	(Yen) 22,309,642	(Yen) —	(Yen) 22,309,642
(2) Intersegment sales	4,903,907	2,854,548	(29)	1,534,508	1,033	9,293,967	(9,293,967)	—

Total	14,434,222	7,316,216	5,473,985	3,704,183	675,003	31,603,609	(9,293,967)	22,309,642

Operating expenses	3,685,136	6,847,970	5,371,802	3,444,717	572,819	19,922,444	(3,434,669)	16,487,775

Operating income(loss)	10,749,086	468,246	102,183	259,466	102,184	11,681,165	(5,859,298)	5,821,867

Long-lived assets (Eliminated)	1,960,528	477,430	501,020	1,178,975	35,324	4,153,277	—	4,153,277

	(Thousands of U.S. dollars)
	For the six months ended June 30, 2003 (From January 1, 2003 to June 30, 2003)
	Japan	North America	Europe	Asia Pacific	Latin America	Total	Eliminations and Corporate	Consoli- dated
I Sales and operating income/loss
Sales:
(1) Sales to third parties	$ 79,419	$ 37,181	$ 45,617	$ 18,081	$ 5,616	$ 185,914	$ —	$ 185,914
(2) Intersegment sales	40,866	23,787	(0)	12,788	9	77,450	(77,450)	—

Total	120,285	60,968	45,617	30,869	5,625	263,364	(77,450)	185,914

Operating expenses	30,709	57,066	44,765	28,707	4,773	166,020	(28,622)	137,398

Operating income(loss)	89,576	3,902	852	2,162	852	97,344	(48,828)	48,516

Long-lived assets (Eliminated)	16,338	3,978	4,175	9,825	294	34,610	—	34,610

(Notes)

1.	Classification of countries and regions is based on geographical proximity.

2.	Classification of countries and regions into each geographic segment.

North America	U.S.A.
Europe	Italy, Germany, France, UK, Ireland
Asia Pacific	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China
Latin America	Brazil, Mexico

3.	Unallocable operating expenses for the six months ended June 30, 2002 and 2003 in the operating expense (Yen)5,531,758 thousands, (Yen)5,895,204 thousands ($49,127 thousand) is included in “Eliminations or Corporate”. Major components are expenses for the administrative department in parent company and research and development costs for our products.

4.	Unallocable operating expenses are included in “Elimination or Corporate” due to the difficulty in recognizing their contribution to each segments’ profit and loss.

Net sales to significant customers

	(Thousands of yen)
	The six months ended June 30, 2002		The six months ended June 30, 2003
Customer	Net sales	Ratio	Net sales	Ratio
SOFTBANK BB	(Yen) 4,871,663	23.8%	(Yen) 4,196,074	18.8%

(Thousands of U.S. dollars)
The six months ended June 30, 2003
Customer	Net sales
SOFTBANK BB	$ 34,967

SOFTBANK COMMERCE changed its name into SOFTBANK BB on January 7, 2003.

12. Advertising costs

Advertising costs included in operating expenses were (Yen)1,186,210 thousand and (Yen)1,395,659 thousand ($11,630 thousand) for the six months ended June 30, 2002 and 2003, respectively.

13. Leased assets

Rental expenses under operating leases for the six months ended June 30, 2002 and 2003 were (Yen)789,517 thousand, and (Yen)784,447 thousand ($6,537 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms at June 30, 2003 are as follows:

	Thousands of yen	Thousands of U.S. dollars
Year ending December 31:
2003	(Yen)405,148	$3,376
2004	513,630	4,280
2005	406,495	3,388
2006	95,447	796
2007	637	5

Total minimum future lease payments	(Yen)1,421,357	$11,845

14. Commitments and contingent liabilities

From the fiscal year ended December 31, 2002, the Company has launched a new service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers and may be required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)2,815 thousand and (Yen)25,572 thousand ($213 thousand) of reserves for specific liabilities, as of December 31, 2002 and as of June 30, 2003, respectively, in connection with the Agreement that we currently deem to be probable and estimable.

15. Per share information

Net income per share for the six months ended June 30, 2003 is as follows:

Weighted average number of shares outstanding	132,097,979

	Yen	U.S. dollars
Net income per share (basic)	(Yen) 25.04	$0.21

There are no securities that have dilutive effect during the six months ended June 30, 2003.

Therefore, the company discloses no data regarding net income per share (diluted).

Shareholder’s equity per share as of June 30, 2003 is as follows:

	Yen	U.S. dollars
Shareholder’s equity per share	(Yen) 302.46	$2.52